Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDEND REQUIREMENTS

	Six Months
	Ended June 30,		Years Ended Dec. 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in millions)
EARNINGS:
Net income	$68.0	$69.4	$163.5	$152.3	$89.5	$118.4	$113.5
Income taxes (a)	44.3	32.7	81.9	98.3	45.8	68.4	59.3
Income before income taxes	112.3	102.1	245.4	250.6	135.3	186.8	172.8
Fixed charges as defined	50.3	50.4	103.3	101.6	99.9	90.7	84.8
Adjustment for undistributed equity earnings	(3.9)	(3.2)	(6.4)	(5.6)	(7.1)	(6.1)	(6.7)
Total earnings as defined	$158.7	$149.3	$342.3	$346.6	$228.1	$271.4	$250.9

FIXED CHARGES:
Interest expense	$39.9	$40.1	$79.9	$78.6	$74.8	$62.2	$49.6
Estimated interest component of rent expense	10.4	10.3	23.4	23.0	25.1	28.5	35.2
Total fixed charges as defined	$50.3	$50.4	$103.3	$101.6	$99.9	$90.7	$84.8

Ratio of Earnings to Fixed Charges	3.16	2.96	3.31	3.41	2.28	2.99	2.96

Preferred dividend requirements (pre-tax basis) (b)	$2.8	$2.5	$5.0	$5.4	$5.0	$5.2	$5.0

Fixed charges and preferred dividend requirements	$53.1	$52.9	$108.3	$107.0	$104.9	$95.9	$89.8

Ratio of Earnings to Combined Fixed Charges and
Preferred Dividend Requirements	2.99	2.82	3.16	3.24	2.17	2.83	2.79

(a) Includes net interest related to unrecognized tax benefits.

(b) Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the respective year-to-date effective income tax rate.